September 20, 2022

Division of Corporate Finance

Office of Manufacturing

U. S. Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Mechel PAO (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021 (the “Form 20-F”)

Filed April 28, 2022

Form 6-K

Filed August 17, 2022

File No. 1-32328

Request for extension for filing response to letter dated September 12, 2022

We received the Staff’s comment letter dated September 12, 2022 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2021, and Form 6-K filed August 17, 2022 (the “Comment Letter”) and requesting a response within 10 business days.

As the Comment Letter comprises questions, some of which require extensive responses, we need more time to compile the necessary information and prepare our response to all of the staff’s comments in a professional and accurate manner. We accordingly request that you kindly grant us permission to extend the deadline for filing a response to the Comment Letter until November 1, 2022.

Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,

/s/ Nelli Galeeva

Nelli Galeeva
Deputy Chief Executive Officer for Finance Mechel PAO

Copies to: Ken Schuler

Craig Arakawa

Mindy Hooker

Anne McConnell